Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2023 Results

Shanghai, China—October 30, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2023.

Third Quarter 2023 Financial and Operating Highlights

•	Polysilicon production volume was 57,664 MT in Q3 2023, compared to 45,306 MT in Q2 2023

•	Polysilicon sales volume was 63,263 MT in Q3 2023, compared to 51,550 MT in Q2 2023

•	Polysilicon average total production cost(1) was $6.52/kg in Q3 2023, compared to $6.92/kg in Q2 2023

•	Polysilicon average cash cost(1) was $5.67/kg in Q3 2023, compared to $6.05/kg in Q2 2023

•	Polysilicon average selling price (ASP) was $7.68/kg in Q3 2023, compared to $12.33/kg in Q2 2023

•	Revenue was $484.8 million in Q3 2023, compared to $636.7 million in Q2 2023

•	Gross profit was $67.8 million in Q3 2023, compared to $258.9 million in Q2 2023. Gross margin was 14.0% in Q3 2023, compared to 40.7% in Q2 2023

•	Net (loss)/income attributable to Daqo New Energy Corp. shareholders was ($6.3 million) in Q3 2023, compared to $103.7 million in Q2 2023

•	(Loss)/earnings per basic American Depositary Share (ADS)(3) was ($0.09) in Q3 2023, compared to $1.35 in Q2 2023

•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $44.0 million in Q3 2023, compared to $134.5 million in Q2 2023

•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $0.59 in Q3 2023, compared to $1.75 in Q2 2023

•	EBITDA (non-GAAP)(2) was $70.2 million in Q3 2023, compared to $230.0 million in Q2 2023. EBITDA margin (non-GAAP)(2) was 14.5% in Q3 2023, compared to 36.1% in Q2 2023

	Three months ended
US$ millions except as indicated otherwise	September. 30, 2023	June. 30, 2023	September. 30, 2022
Revenues	484.8	636.7	1,219.7
Gross profit	67.8	258.9	978.6
Gross margin	14.0%	40.7%	80.2%
Income from operations	22.5	213.9	693.0
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(6.3)	103.7	323.4
(Loss)/earnings per basic ADS(3) ($ per ADS)	(0.09)	1.35	4.28
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	44.0	134.5	590.4
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	0.59	1.75	7.81
EBITDA (non-GAAP)(2)	70.2	230.0	720.0
EBITDA margin (non-GAAP)(2)	14.5%	36.1%	59.0%
Polysilicon sales volume (MT)	63,263	51,550	33,126
Polysilicon average total production cost ($/kg)(1)	6.52	6.92	6.82
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.67	6.05	6.06

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, Chairman and CEO of the Company, commented, “During the third quarter, continued optimization of operations at our two polysilicon facilities resulted in a total production volume of 57,664 MT, an increase of 12,358 MT or 27% compared to the previous quarter. Our Inner Mongolia 5A facility, which is now in full production, contributed approximately 40% of our total production volume. Meanwhile, our production cost further decreased by 5.8% from Q2 to $6.52/kg, primarily due to improvements in manufacturing efficiency, as well as a reduction in the cost of raw materials, particularly metallurgical-grade silicon. Compared to our Q1 average production cost of $7.55/kg, cost has declined by more than $1.00/kg. Based on the Company’s most recent production data, we expect our Q4 cost to continue to trend downwards from the Q3 levels. We shipped 62,967 MT of polysilicon in Q3, an increase of 9,465 MT over our Q2 shipments, and significantly higher than our quarterly production volume. This has resulted in a significant decrease in our polysilicon product inventory across our two facilities, now at a level of less than one week of production volume. For the third quarter, the Company generated $70 million in EBITDA. Net cash provided by operating activities for the first nine months of this year totaled $1.5 billion, with more than $711 million in the third quarter. The Company continues to maintain a very strong balance sheet with no financial debt. At the end of the third quarter, the Company had a cash balance of $3.3 billion and a combined cash and bank note receivable balance of $3.6 billion.”

“Our total annual polysilicon nameplate capacity has reached 205,000 MT across our two facilities. For Q4, we expect total polysilicon production volume to be approximately 59,000 MT to 62,000 MT, a continued increase over Q3 levels. Full year production is expected to be approximately 196,000 MT to 199,000 MT, representing an increase of 46% to 49% compared to 2022. With more than a decade of experience in polysilicon production, as well as a fully digitalized and integrated production system that optimizes operational efficiency, we are confident that we can strengthen our position as one of the dominant polysilicon manufacturers in the industry.”

“At the end of the second quarter, after polysilicon prices reached bottom, customers began reordering and taking delivery of products, significantly reducing industry inventory levels. Polysilicon pricing recovered gradually over the third quarter. In July, as module makers intensified competition, module prices fell from ~RMB 1.5/W in June to ~RMB 1.3/W in July. Meanwhile, the high demand in the module sector coupled with lower utilization rate for polysilicon due to power rationing and system maintenance drove a marginal recovery in polysilicon prices. According to industry statistics, mono-grade polysilicon prices rebounded from the lowest level of less than RMB 60/kg in June to RMB 63-68/kg by end-July, and an average of RMB 87/kg by the end of September. Furthermore, as the current price range is unlikely to be profitable for new entrants given their cost structure, we have seen delays in their production plans. Going into the fourth quarter, production volumes in the polysilicon sector are likely to increase marginally as some new capacities come online. During the third quarter, we saw an acceleration in the transition from P-type to N-type cell technology with strong growth in N-type product demand volume and the N-type products’ ASP premium expanded to RMB 10-12/kg in Q3. Going forward, we expect this transition to further accelerate as N-type products expand market share, leading to continued demand growth.”

“Regarding the Company’s $700 million share buyback program announced in November 2022, by the end of this September, the Company had already repurchased 8.10 million ADSs for approximately $328.8 million, with an average cost of approximately $40.58 per ADS. Combined with the program completed in 2022, in aggregate, the Company has already repurchased approximately 10.0 million ADSs for approximately $448.8 million. While basic weighted average ADS outstanding for the third quarter were 74 million shares, total outstanding shares at the end of the third quarter were approximately 71.8 million shares, after fully reflecting our recently completed share repurchases.”

“With the urgent need to address climate change, we are still at the early stage of the energy transition from fossil fuel to renewable energy [for human’s energy needs on Earth]. As one of the most competitive forms of power generation, the continuous cost reduction in solar PV products and the associated reduction in solar energy generation costs are expected to create substantial additional green energy demand, which we believe is likely to exceed most analysts’ expectations. Solar PV is generally expected to eventually become one of the most important energies to power the world. In addition, as solar PV technology keeps evolving, we believe that the increasing needs for very high purity polysilicon, such as our N-type polysilicon, will help differentiate us from most of our competitors. While many of our competitors will likely struggle in the current market environment, Daqo New Energy has one of the best balance sheets in the industry with no financial debt, and we are confident that we will navigate the near-term market volatility successfully. We are optimistic that as the solar end market continues to grow, and as our customers continue to transition to higher-efficiency N-type technology, we will benefit from this trend. Daqo will continue to strive to maintain solid growth and capture the long-term benefits of the growing global solar PV market.”

Outlook and guidance

The Company expects to produce approximately 59,000MT to 62,000MT of polysilicon during the fourth quarter of 2023. The Company expects to produce approximately 196,000MT to 199,000MT of polysilicon for the full year of 2023, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2023 Results

Revenues

Revenues were $484.8 million, compared to $636.7 million in the second quarter of 2023 and $1,219.7 million in the third quarter of 2022. The decrease in revenues compared to the second quarter of 2023 was primarily due to a decrease in ASP mitigated by an increase in sales volume.

Gross profit and margin

Gross profit was $67.8 million, compared to $258.9 million in the second quarter of 2023 and $978.6 million in the third quarter of 2022. Gross margin was 14.0%, compared to 40.7% in the second quarter of 2023 and 80.2% in the third quarter of 2022. The decrease in gross margin compared to the second quarter of 2023 was primarily due to lower ASP, which was partially mitigated by lower production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $89.7 million, compared to $43.3 million in the second quarter of 2023 and $280.2 million in the third quarter of 2022. The increase in SG&A expenses during the third quarter compared to the second quarter of 2023 was primarily related to the resignation expenses plus recognition of the remaining share-based compensation expenses related to the Company’s recent management change. SG&A expenses during the third quarter included $46.3 million in non-cash share-based compensation expense related to the Company’s share incentive plans, compared to $27.5 million in the second quarter of 2023.

Research and development expenses

Research and development (R&D) expenses were $2.8 million, compared to $2.2 million in the second quarter of 2023 and $2.5 million in the third quarter of 2022. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Foreign exchange gain

Foreign exchange gain was $3.1 million, compared to a notable loss of $19.7 million in the second quarter of 2023 attributed to the significant volatility and fluctuation in the USD/CNY exchange rate during the quarter.

Income from operations and operating margin

As a result of the abovementioned, income from operations was $22.5 million, compared to $213.9 million in the second quarter of 2023 and $693.0 million in the third quarter of 2022.

Operating margin was 4.6%, compared to 33.6% in the second quarter of 2023 and 56.8% in the third quarter of 2022.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the abovementioned, net loss attributable to Daqo New Energy Corp. shareholders was $6.3 million, compared to net income of $103.7 million in the second quarter of 2023 and $323.4 million in the third quarter of 2022.

Loss per basic American Depository Share (ADS) was $0.09, compared to earnings per basic ADS of $1.35 in the second quarter of 2023, and $4.28 in the third quarter of 2022.

Adjusted income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS(non-GAAP)

As a result of the aforementioned, adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $44.0 million, compared to $134.5 million in the second quarter of 2023 and $590.4 million in the third quarter of 2022.

Adjusted earnings per basic American Depository Share (ADS) was $0.59 compared to $1.75 in the second quarter of 2023, and $7.81 in the third quarter of 2022.

EBITDA(non-GAAP)

EBITDA (non-GAAP) was $70.2 million, compared to $230.0 million in the second quarter of 2023 and $720.0 million in the third quarter of 2022. EBITDA margin (non-GAAP) was 14.5%, compared to 36.1% in the second quarter of 2023 and 59.0% in the third quarter of 2022.

Financial Condition

As of September 30, 2023, the Company had $3,280.8 million in cash, cash equivalents and restricted cash, compared to $3,169.7 million as of June 30, 2023 and $3,051.1 million as of September 30, 2022. As of September 30, 2023, the notes receivables balance was $275.8 million, compared to $798.5 million as of June 30, 2023 and $1,571.7 million as of September 30, 2022. Notes receivables represent bank notes with maturity within six months.

Cash Flows

For the nine months ended September 30, 2023, net cash provided by operating activities was $1,497.4 million, compared to $1,697.1 million in the same period of 2022.

For the nine months ended September 30, 2023, net cash used in investing activities was $954.3 million, compared to net cash used in investing activities of $605.4 million in the same period of 2022. The net cash used in investing activities in the three quarters of 2023 was primarily related to the capital expenditures on the Company’s polysilicon project in Baotou City, Inner Mongolia.

For the nine months ended September 30, 2023, net cash used in financing activities was $602.0 million, compared to net cash provided by financing activities of $1,477.9 million in the same period of 2022. The net cash used in financing activities in the first three quarters of 2023 was primarily related to $321.8 million in share repurchases and $303.7 million in dividend payment made by the Company’s Xinjiang Daqo subsidiary to its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on October 30, 2023 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=s8JS6cPN

A replay of the call will be available 1 hour after the conclusion of the conference call through November 6, 2023. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 6641127

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2023 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Revenues	$484,839	$636,724	$1,219,689	$1,831,397	$3,744,098
Cost of revenues	(417,025)	(377,816)	(241,073)	(997,943)	(1,005,060)
Gross profit	67,814	258,908	978,616	833,454	2,739,038
Operating expenses
Selling, general and administrative expenses	(89,697)	(43,257)	(280,182)	(174,238)	(310,095)
Research and development expenses	(2,758)	(2,169)	(2,513)	(6,866)	(7,303)
Other operating income/(expense)	47,112	385	(2,879)	47,789	(4,084)
Total operating expenses	(45,343)	(45,041)	(285,574)	(133,315)	(321,482)
Income from operations	22,471	213,867	693,042	700,139	2,417,556
Interest income/(expense), net	13,832	12,751	7,589	38,529	2,443
Foreign exchange loss	3,143	(19,714)	680	(16,571)	680
Investment income	(165)	8	(287)	(143)	1,242
Income before income taxes	39,281	206,912	701,024	721,954	2,421,921
Income tax expense	(21,438)	(44,730)	(155,204)	(147,236)	(428,572)
Net income	17,843	162,182	545,820	574,718	1,993,349
Net income attributable to non-controlling interest	24,155	58,459	222,411	198,505	506,282
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(6,312)	103,723	323,409	376,213	1,487,067

(Loss)/Earnings per ADS
Basic	(0.09)	1.35	4.28	4.93	19.79
Diluted	(0.09)	1.34	4.18	4.89	19.41

Weighted average ADS outstanding
Basic	74,038,122	76,762,451	75,588,043	76,351,635	75,140,603
Diluted	74,152,055	77,031,850	76,656,286	76,665,986	76,040,846

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	3,280,816	3,169,724	3,051,119
Short-term investments	2,749	2,757	31,733
Notes receivable	275,843	798,463	1,571,654
Inventories	129,067	159,494	73,265
Other current assets	150,633	137,288	12,789
Total current assets	3,839,108	4,267,726	4,740,560
Property, plant and equipment, net	3,237,803	2,920,163	2,040,221
Prepaid land use right	147,774	94,606	77,554
Other non-current assets	70,956	42,532	47,888
TOTAL ASSETS	7,295,641	7,325,027	6,906,223

Current liabilities:
Short-term borrowings	-	-	-
Accounts payable and notes payable	100,466	104,617	107,724
Advances from customers-short term portion	252,262	199,396	420,067
Payables for purchases of property, plant and equipment	292,488	256,278	94,956
Other current liabilities	165,102	152,956	287,030
Total current liabilities	810,318	713,247	909,777
Advance from customers – long term portion	104,206	128,842	73,196
Other non-current liabilities	33,526	31,722	51,331
TOTAL LIABILITIES	948,050	873,811	1,034,304
EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,733,218	4,866,541	4,285,877
Non-controlling interest	1,614,373	1,584,675	1,586,042
Total equity	6,347,591	6,451,216	5,871,919
TOTAL LIABILITIES & EQUITY	7,295,641	7,325,027	6,906,223

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2023	2022
Operating Activities:
Net income	$574,718	$1,993,349
Adjustments to reconcile net income to net cash provided by operating activities	235,283	370,242
Changes in operating assets and liabilities	687,435	(666,514)
Net cash provided by operating activities	1,497,436	1,697,077

Investing activities:
Net cash used in investing activities	(954,290)	(605,362)

Financing activities:
Net cash (used in)/provided by financing activities	(602,006)	1,477,866

Effect of exchange rate changes	(180,675)	(242,428)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(239,535)	2,327,153
Cash, cash equivalents and restricted cash at the beginning of the period	3,520,351	723,966
Cash, cash equivalents and restricted cash at the end of the period	3,280,816	3,051,119

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Nine months ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Net income	17,843	162,182	545,820	574,718	1,993,349
Income tax expense	21,438	44,730	155,204	147,236	428,572
Interest (income) expense, net	(13,832)	(12,751)	(7,589)	(38,529)	(2,443)
Depreciation & Amortization	44,765	35,835	26,608	106,999	82,732
EBITDA (non-GAAP)	70,214	229,996	720,043	790,424	2,502,210
EBITDA margin (non-GAAP)	14.5%	36.1%	59.0%	43.2%	66.8%

	Three months ended			Nine months ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(6,312)	103,723	323,409	376,213	1,487,067
Share-based compensation	50,287	30,824	266,962	112,696	270,346
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	43,975	134,547	590,371	488,909	1,757,413
Adjusted earnings per basic ADS (non-GAAP)	$0.59	$1.75	$7.81	$6.40	$23.39
Adjusted earnings per diluted ADS (non-GAAP)	$0.59	$1.75	$7.70	$6.38	$23.11

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com